# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ETF Opportunities Trust - Brookmont Catastrophic Bond, CIK 0001771146
CUSIP: 26923N470
Title of class of securities: Exchange Traded Fund
Address of issuer's principal executive offices: 8370 STONY POINT PARKWAY, SUITE 205, RICHMOND, Virginia (VA), 23235
Date of event which requires filing of this statement: 03/16/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001897071-26-000003
Filed by CIK 0001897071

## Reporting persons
- Andrew Hill Investment Advisors, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 132,900; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (4.92% of the class)

## Item 1. Issuer
Name of issuer: ETF Opportunities Trust - Brookmont Catastrophic Bond
Address of issuer's principal executive offices:
8370 STONY POINT PARKWAY, SUITE 205, RICHMOND, VIRGINIA
23235

## Item 2. Person Filing
Name of person filing: Andrew Hill Investment Advisors, Inc.
Address of principal business office or, if none, residence:
4089 TAMIAMI TRAIL NORTH
SUITE A-203
NAPLES, Florida
34103
Citizenship: Andrew Hill Investment Advisors, Inc. - FLORIDA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 4.92
Sole power to vote or to direct the vote: Andrew Hill Investment Advisors, Inc. - 132,900
Shared power to vote or to direct the vote: Andrew Hill Investment Advisors, Inc. - 0
Sole power to dispose or to direct the disposition: Andrew Hill Investment Advisors, Inc. - 0
Shared power to dispose or to direct the disposition: Andrew Hill Investment Advisors, Inc. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Andrew Hill Investment Advisors, Inc.: /s/ Jennifer Figurelli, Jennifer Figurelli CCO (04/17/2026)